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                                    FORM 8-B
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



            REGISTRATION OF SECURITIES OF CERTAIN SUCCESSOR ISSUERS
                 FILED PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934



                                TCI MUSIC, INC.
           ---------------------------------------------------------
             (Exact name of registrant as specified in its charter)


       Delaware                                               84-1380293
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(State of incorporation                                  (I.R.S. Employer)
or organization)                                         Identification No.)



5619 DTC Parkway, Englewood, Colorado 80111                     80111
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 (Address of principal executive offices)                     (Zip Code)



       Securities to be registered pursuant to Section 12(g) of the Act:


           TCI Music Series A Common Stock, $.01 par value per share
           ---------------------------------------------------------
                                (Title of class)
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ITEM 1.  GENERAL INFORMATION.

         (a) TCI Music, Inc. ("TCI Music") was incorporated on January 21, 1997 pursuant to the Delaware General Corporation Law.

         (b)     TCI Music's fiscal year ends December 31.

ITEM 2.  TRANSACTION OF SUCCESSION.

         (a) TCI Music will become the successor to DMX Inc. ("DMX") upon the consummation of the merger of a wholly owned subsidiary of TCI Music and DMX (the "Merger"), expected to occur on July 11, 1997 (the "Closing"). DMX's common stock has been registered pursuant to Section 12(g) of the Securities Exchange Act of 1934; however subsequent to the Closing, DMX will be a wholly owned subsidiary of TCI Music and will file a Form 15 to deregister its common stock.

         (b) Pursuant to the Closing of the Agreement and Plan of Merger dated February 6, 1997, as amended by Amendment One to Merger Agreement dated May 29, 1997, by and among TCI Music, TCI Merger Sub, Inc. ("TCI Sub"), DMX and Tele-Communications, Inc. ("TCI"), TCI Sub will merge into and with DMX, with DMX being the surviving corporation. Upon the Closing of the Merger, each outstanding share of common stock, $.01 par value per share, of DMX will be converted into the right to receive (i) one-quarter share of TCI Music Series A Common Stock, par value $.01 per share, (ii) one Right with respect to each whole share of TCI Music Series A Common Stock and (iii) cash in lieu of fractional shares of TCI Music Series A Common Stock and Rights. Each Right entitles the holder to require TCI under certain circumstances to purchase from such holder one share of TCI Music Series A Common Stock for $8.00 per share (the equivalent of $2.00 per share of DMX Common Stock), payable at the election of TCI, in cash or a number of shares of Series A TCI Group Common Stock, par value $1.00 per share, having an equivalent value or a combination thereof. The Rights will be represented by a legend on the TCI Music Series A Common Stock issued in the Merger and are not separable from such shares of TCI Music Series A Common Stock.

ITEM 3.  SECURITIES TO BE REGISTERED.

         TCI Music has authorized 295,000,000 shares of its Series A Common Stock, of which 14,896,648 shares will be issued and outstanding as of the Closing of the Merger. No shares are presently issued, or will be issued as of the Closing, which are held by or for the account of TCI Music.

ITEM 4.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         The Securities to be registered hereby are the TCI Music Series A Common Stock, par value $.01 per share. For a description of the TCI Music Series A Common Stock to be registered hereunder, reference is made to the sections entitled "Summary - The Merger," "Description of TCI Music Capital Stock" and "Comparison of Stockholders' Rights" in the Registration Statement on Form S-4 and Amendment No. 1 to Registration Statement on Form S-4 of TCI Music and TCI filed with the Securities and Exchange Commission ("SEC") on June 6, 1997 and June 12, 1997, respectively (Reg. Nos. 333-28613 and 333-28613-01), which sections are hereby incorporated by reference.
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ITEM 5.  FINANCIAL STATEMENTS AND EXHIBITS.

         (a)     Financial Statements

                 None filed herewith in accordance with Instruction (b) as to Financial Statements.

         (b)     Exhibits

         The following Exhibits are filed as a part of this Registration Statement in accordance with the Instructions as to Exhibits.

                 1. Agreement and Plan of Merger dated as of February 6, 1997, as amended by Amendment One dated May 29, 1997, by and among Tele-Communications, Inc., TCI Music, Inc., TCI Merger Sub, and DMX Inc. (Included as Appendix I in Exhibit 2 below, Proxy Statement/Prospectus.)

                 2. Proxy Statement/Prospectus of DMX Inc., TCI Music and Tele-Communications, Inc.*

                 3.   Other Exhibits.

                      3.1     Certificate of Incorporation of TCI Music, Inc.(1)

                      3.2     Bylaws of TCI Music, Inc.(2)

                      3.3     TCI Music Series A Common Stock Certificate.(3)

                      3.4     Form of Rights Agreement among
                              Tele-Communications, Inc., TCI Music, Inc.
                              and The Bank of New York, as Rights Agent.(4)

                      3.5 Form of Contribution Agreement between Tele-Communications, Inc. and TCI Music, Inc.(5)

                      3.6     Form of Services Agreement between
                              Tele-Communications, Inc. and TCI Music, Inc. (6)

                      3.7 Tax Sharing Agreement effective July 1, 1995, among Tele-Communications, Inc., TCI Communications, Inc. and certain other subsidiaries of Tele-Communications, Inc.(7)

                      3.8 First Amendment to Tax Sharing Agreement dated as of October 1995, among Tele-Communications, Inc., TCI Communications, Inc. and certain other subsidiaries of Tele-Communications, Inc.(8)
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                      3.9     Second Amendment to Tax Sharing Agreement
                              dated as of December 3, 1996, among Tele-
                              Communications, Inc., TCI Communications,
                              Inc. and certain other subsidiaries of Tele-
                              Communications, Inc.(9)

                      3.10    Form of TCI Music Note.(10)

                      3.11 Loan and Security Agreement dated as of February 6, 1997 (and Extension Letter).(11)

                      3.12    Form of TCI Music, Inc. 1997 Stock Incentive
                              Plan.(12)

                      3.13    Subsidiaries of TCI Music, Inc.(13)

                      3.14    Form of Proxy for Special Meeting of DMX Inc.(14)


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*Incorporated by reference to Registration Statement on Form S-4 and
Amendment No. 1 to Registration Statement on Form S-4 of TCI and TCI Music (Reg. File Nos. 333-28613 and 333-28613-01), filed with the SEC on June 6, 1997 and June 12, 1997, respectively.

(1)Incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-4 of TCI and TCI Music (Reg. File Nos. 333-28613 and 333-28613-01) filed with the SEC on June 6, 1997.

(2)Incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-4 of TCI and TCI Music (Reg. File Nos. 333-28613 and 333-28613-01) filed with the SEC on June 6, 1997.

(3)Incorporated by reference to Exhibit 4.1 to Amendment One to Registration Statement on Form S-4 of TCI and TCI Music (Reg. File Nos. 333-28613 and 333-28613-01) filed with the SEC on June 12, 1997.

(4)Incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-4 of TCI and TCI Music (Reg. File Nos. 333-28613 and 333-28613-01) filed with the SEC on June 6, 1997.

(5)Incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-4 of TCI and TCI Music (Reg. File Nos. 333-28613 and 333-28613-01) filed with the SEC on June 6, 1997.

(6)Incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-4 of TCI and TCI Music (Reg. File Nos. 333-28613 and 333-28613-01) filed with the SEC on June 6, 1997.

(7)Incorporated by reference to the Registration Statement on Form 10 of TCI Satellite, Inc. filed with the SEC on November 15, 1996 (Reg. File No. 0-21317).

(8)Incorporated by reference to the Registration Statement on Form 10 of TCI Satellite, Inc. filed with the SEC on November 15, 1996 (Reg. File No.
0-21317).
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(9)Incorporated by reference to Exhibit 10.35 of the Annual Report on Form 10-K of TCI Satellite, Inc. for the year ended December 31, 1996 (Reg. File No. 0-21317).

(10)Incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-4 of TCI and TCI Music (Reg. File Nos. 333-28613 and 333-28613-01) filed with the SEC on June 6, 1997.

(11)Incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-4 of TCI and TCI Music (Reg. File Nos. 333-28613 and 333-28613-01) filed with the SEC on June 6, 1997.

(12)Incorporated by reference to Exhibit 10.8 to Amendment One to Registration Statement on Form S-4 of TCI and TCI Music (Reg. File Nos. 333-28613 and 333-28613-01) filed with the SEC on June 12, 1997.

(13)Incorporated by reference to Exhibit 21 to the Registration Statement on Form S-4 of TCI and TCI Music (Reg. File Nos. 333-28613 and 333-28613-01) filed with the SEC on June 6, 1997.

(14)Incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-4 of TCI and TCI Music (Reg. File Nos. 333-28613 and 333-28613-01) filed with the SEC on June 6, 1997.
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                                   SIGNATURE

                 Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                               TCI MUSIC, INC.
                               (Registrant)


Date: July 9, 1997             By:   /s/ DAVID B. KOFF
     ------------------           -----------------------------------
                               Name:    David B. Koff
                               Title:   President and Chief Executive Officer